Exhibit 99.1

Virax Biolabs Group Appoints Dr. Nigel McCracken as Chief Operating Officer to Oversee Growth Momentum

LONDON, United Kingdom, September 1, 2023 – Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the detection of immune responses and diagnosis of viral diseases, announced today the appointment of Dr. Nigel McCracken as the Company’s Chief Operating Officer (“COO”). Dr. McCracken will succeed Mr. Cameron Shaw, who is moving to Virax’s Advisory Board, and will lead the Company’s various growth initiatives, including the Company’s expected near-term research-use-only launch of ViraxImmune™.

“We are excited to welcome Dr. McCracken to our executive team,” commented Mr. James Foster, Chairman of the Board and Chief Executive Officer of Virax. “With over 10 years of experience in diagnostics and deep experience in various operational roles, including overseeing the optimization and rollout of products from preclinical to commercial stage at multinational healthcare companies including Abbott Laboratories, Nigel is well equipped to execute on our growth initiatives for ViraxImmune™.” Mr. Foster continued, “On behalf of the executive leadership team and the board of directors, I would like to thank Mr. Shaw for his innumerable contributions to Virax Biolabs and his unwavering commitment to our overall mission.”

As COO, Dr. McCracken will lead Virax's research and clinical teams as well as the execution of the Company's go-to-market strategy for ViraxImmune™. Prior to joining Virax, Dr. McCracken was the Chief Scientific Officer at BerGenBio AsA (OTC: BRRGF, LSE: 0RU5 and GR: 7BG) where he drove the plan for BerGenBio AsA’s companion diagnostics and assay development. Prior to that role, he served as COO at NuCana PLC (Nasdaq: NCNA and GR: N04A), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, where he provided oversight and direction to the operations of the business, research and development and execution of corporate strategy. Dr. McCracken obtained a Master’s degree in Clinical Pharmacology from Kings College London, a Doctor of Philosophy degree in Biochemical Toxicology from the University of Newcastle Upon Tyne, and a Bachelor of Science degree in Biochemistry and Pharmacology from Strathclyde University.

“Virax’s immune response detection capabilities are at the cutting edge of diagnostic innovation, and I am thrilled to be in a position to strategically accelerate the Company's growth and build a world class commercial organization dedicated to delivering impactful diagnostic tools in these areas of significant need. I look forward to working with the team to deliver on the full promise of Virax’s portfolio,” commented Dr. McCracken.

In addition, Mark Ternouth, Virax’s current Chief Technology Officer, will be joining the company’s Board of Directors. Mr. Ternouth brings decades of experience with companies such as “KPMG, PricewaterhouseCoopers (PwC), COLT Telecom, John Lewis Partnership and the United Kingdom’s Home Office and Ministry of Justice.

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases. In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com